Vasogen Inc.                                                    INVESTOR CONTACT

2155 Dunwin Drive                                                  Glenn Neumann
Mississauga, ON, Canada L5L 4M1                               Investor Relations
tel: (905) 569-2265   fax: (905) 569-9231                         (905) 569-9065
www.vasogen.com                                             investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

              Vasogen's J.P. Morgan H&Q Presentation to be Web Cast

Toronto, Ontario (January 10, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) announces that the Company's presentation at the 19th Annual J.P. Morgan H&Q Healthcare Conference in San Francisco, California will be available to shareholders and other interested parties via web cast. The presentation, to be delivered today at 3:30 p.m. PST by David Elsley, Vasogen's President and Chief Executive Officer, will be web cast live and available for replay at http://www.chasehq.com/events/index.html .

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.